[Letterhead of The NASDAQ OMX Group, Inc.]

February 27, 2008

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	The NASDAQ OMX Group, Inc. Form RW Request for Withdrawal of Registration Statement on Form S-4 filed on August 7, 2007 (File No. 333-145193)

Dear Ms. Long:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, The NASDAQ OMX Group, Inc. (the “Company”) requests the withdrawal of the Registration Statement on Form S-4 (File No. 333-145193) (the “Registration Statement”) that was filed with the Securities and Exchange Commission on August 7, 2007. The Company has completed the transaction contemplated by the Registration Statement through, among other things, a private placement of its common stock in accordance with the Definitive Proxy Statement filed by the Company on November 19, 2007. No securities were sold or otherwise issued in connection with the filing of the Registration Statement.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (301) 978-8735 or Eric J. Friedman of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s outside counsel, at (212) 735-2204.

Very truly yours,

/s/ Joan C. Conley Joan C. Conley

cc: Eric J. Friedman